UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On March 17, 2023, ICZOOM Group Inc. (the “Company”) consummated its initial public offering (the “IPO”) of 1,500,000 Class A ordinary shares, par value $0.16 per share (each, a “Class A Ordinary Share” and the Class A Ordinary Shares sold in the IPO is hereafter referred as the “IPO Shares”). The Company completed the IPO pursuant to the Company’s registration statement on Form F-1 (File No. 333-259012), originally filed with the Securities and Exchange Commission on August 23, 2021 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the U.S. Securities and Exchange Commission on March 14, 2023 (the “Effective Date”). The IPO Shares were priced at a price of $4.00 per share, and the IPO was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “IZM” on March 15, 2023.

In connection with the IPO, the Company issued a press release on March 14, 2023 announcing the pricing of the IPO and a press release on March 17, 2023 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Press Release dated March 14, 2023, announcing the pricing of the Company’s IPO.
99.2	Press Release dated March 17, 2023, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: March 17, 2023	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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